Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports First Quarter 2021 Unaudited Financial Results

Hangzhou, China – May 18, 2021 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

●	Total net revenues were RMB1.3 billion (US$204.5 million), representing a 147.5% increase from the same period in 2020.

o	Net revenues from learning services were RMB998.9 million (US$152.5 million), representing a 156.8% increase from the same period in 2020.

o	Net revenues from learning products were RMB201.9 million (US$30.8 million), representing a 279.8% increase from the same period in 2020.

o	Net revenues from online marketing services were RMB139.1 million (US$21.2 million), representing a 40.1% increase from the same period in 2020.

●	Gross billings of online courses[1] increased by 55.9% year-over-year to RMB808.7 million (US$123.4 million) and gross billings of Youdao Premium Courses[2] increased by 66.2% year-over-year to RMB741.5 million (US$113.2 million).

●	Gross margin was 57.3%, compared with 43.5% for the same period in 2020.

●	Deferred revenue from online courses was RMB1.2 billion (US$176.4 million), compared with RMB1.4 billion as of December 31, 2020.

1 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s online courses sold mainly on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

2 Youdao Premium Courses are Youdao’s flagship online learning offerings primarily focused on K-12 students, covering a wide spectrum of subject matters, learning goals and areas of interest.

First Quarter 2021 Key Operating and Financial Data

	For the three months ended March 31
(in millions, RMB)	2020	2021	% of Change
Gross billings of online courses	518.6	808.7	55.9%
Gross billings of Youdao Premium Courses	446.2	741.5	66.2%
Paid student enrollments of Youdao Premium Courses (in thousands) K-12 paid student enrollments Adult paid student enrollments	275.6 152.8 122.8	484.0 306.0 178.0	75.6% 100.3% 44.9%
Gross billings per paid student enrollment of Youdao Premium Courses(in RMB)	1,619	1,532	-5.4%

“We achieved sound and sustainable growth in the first quarter this year with a record net revenues of RMB1.3 billion. Our margins are also greatly improving with our gross profit margin and operating loss margin reaching the best levels since our public listing. Overall gross profit margin reached 57.3% in the first quarter, up from 43.5% in the first quarter of 2020. Simultaneously, we narrowed our operating loss margin to 23.9% in the first quarter this year, compared with 32.5% in the first quarter of 2020,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, we are confident we can build on our position as a top-quality course provider and producer of industry-leading intelligent learning services and products to meet our customers’ needs. Our diversified business model, along with products and technologies that improve learning efficiency, will help us navigate the evolving AST and EdTech market,” Dr. Zhou concluded.

First Quarter 2021 Financial Results

Net Revenues

Net revenues for the first quarter of 2021 were RMB1.3 billion (US$204.5 million), representing a 147.5% increase from RMB541.4 million for the same period of 2020.

Net revenues from learning services were RMB998.9 million (US$152.5 million) for the first quarter of 2021, representing a 156.8% increase from RMB389.0 million for the same period of 2020. The year-over-year growth from learning services was primarily attributable to the increased revenues generated from online courses, which were further driven by a substantial increase in the paid student enrollments for K-12 courses of Youdao Premium Courses. The paid student enrollments for K-12 courses of Youdao Premium Courses increased by 100.3% year-over-year to 306,000 in the first quarter of 2021.

Net revenues from learning products were RMB201.9 million (US$30.8 million) for the first quarter of 2021, a 279.8% increase from RMB53.2 million for the same period in 2020, which was primarily driven by the substantially increased sales volume of Youdao Dictionary Pen.

Net revenues from online marketing services were RMB139.1 million (US$21.2 million) for the first quarter of 2021, representing a 40.1% increase from RMB99.3 million for the same period in 2020. The year-over-year increase in revenues from online marketing services was attributable to the increase in the sales of performance-based advertisement through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2021 was RMB767.5 million (US$117.1 million), representing a 225.6% increase from RMB235.7 million for the same period of 2020. Gross margin increased to 57.3% for the first quarter of 2021 from 43.5% for the same period of 2020.

Gross margin for learning services increased to 65.6% for the first quarter of 2021 from 51.9% for the same period of 2020. The increase was due to improved economies of scale and the continuous optimization of Youdao’s faculty compensation structure.

Gross margin for learning products increased to 44.1% for the first quarter of 2021 from 25.6% for the same period of 2020. The improvement was mainly attributable to the substantially increased sales volume of Youdao Dictionary Pen 3.0, which carried a higher gross margin profile than other learning products.

Gross margin for online marketing services was 16.4% for the first quarter of 2021, compared with 20.5% for the same period of 2020. The decrease was mainly attributable to the increase in the sales of performance-based advertisements through third parties’ internet properties, which typically had a lower gross margin profile.

Operating Expenses

Total operating expenses for the first quarter of 2021 were RMB1.1 billion (US$166.1 million), representing an increase of 164.3%, compared with RMB411.7 million for the same period of last year.

Sales and marketing expenses for the first quarter of 2021 were RMB883.9 million (US$134.9 million), representing an increase of 195.5% from RMB299.2 million for the same period of 2020. This increase was mainly driven by intensified sales and marketing efforts associated with student acquisition and branding enhancement, as well as increased compensation expenses incurred due to the expansion of the sales and marketing team for Youdao’s online courses.

Research and development expenses for the first quarter of 2021 were RMB155.1 million (US$23.7 million), representing an increase of 84.4% from RMB84.1 million for the same period of 2020. The increase was primarily due to increased payroll-related expenses including share-based compensation expenses associated with an increased number of course development and technology professionals, as well as increased server and technical expenses due to the increased scale of online courses.

General and administrative expenses for the first quarter of 2021 were RMB49.4 million (US$7.5 million), representing an increase of 73.4% from RMB28.5 million for the same period of 2020. The increase was mainly attributable to the increase in employee headcount and related expenses in the first quarter of 2021.

Loss from Operations

Loss from operations for the first quarter of 2021 was RMB320.9 million (US$49.0 million), compared with RMB176.0 million for the same period in 2020. The margin of loss from operations was 23.9%, compared with 32.5% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the first quarter of 2021 was RMB325.8 million (US$49.7 million), compared with RMB169.4 million for the same period of last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the first quarter of 2021 was RMB307.8 million (US$47.0 million), compared with RMB161.9 million for the same period of last year.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders for the first quarter of 2021 was RMB2.75 (US$0.42), compared with RMB1.52 for the same period of 2020. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders was RMB2.60 (US$0.40), compared with RMB1.45 for the same period of 2020.

Balance Sheet

As of March 31, 2021, Youdao’s cash, cash equivalents, time deposits and short-term investments totaled RMB2.2 billion (US$333.7 million), compared with RMB1.2 billion as of December 31, 2020. For the first quarter of 2021, net cash used in operating activities was RMB517.8 million (US$79.0 million), capital expenditures totaled RMB11.4 million (US$1.7 million), and depreciation and amortization expenses amounted to RMB5.4 million (US$0.8 million).

As of March 31, 2021, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s online courses, were RMB1.2 billion (US$186.5 million), compared with RMB1.4 billion as of December 31, 2020.

Revolving Loan Facilities

In April 2021, the Company entered into a three-year US$300 million revolving loan facility agreement with its parent company, NetEase, Inc. (“NetEase”). In addition, a group of banks provided a commitment letter to the Company with a three-year US$150 million revolving loan facility under the guarantee of NetEase. The Company plans to use the proceeds from these credit facilities for general corporate and working capital purposes.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 7:00 a.m. Eastern Time on Tuesday, May 18, 2021 (Beijing/Hong Kong Time: 7:00 p.m., Tuesday, May 18, 2021). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10155911

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until May 25, 2021:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10155911

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary, Youdao Cloudnote and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for online courses sold mainly on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different online courses. Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5518 to US$1.00, the exchange rate on March 31, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of March 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	609,199	1,848,765	282,177
Time deposits	263	268	41
Short-term investments	584,999	337,452	51,505
Accounts receivable, net	268,830	247,929	37,841
Inventories, net	148,662	268,541	40,987
Amounts due from NetEase Group	4,081	4,009	612
Prepayment and other current assets	235,532	198,032	30,226
Total current assets	1,851,566	2,904,996	443,389

Non-current assets:
Property and equipment, net	45,636	49,772	7,597
Operating lease right-of-use assets, net	105,865	100,932	15,405
Other assets, net	67,181	78,996	12,057
Total non-current assets	218,682	229,700	35,059

Total assets	2,070,248	3,134,696	478,448

Liabilities and Shareholders' Deficit
Current liabilities:
Accounts payables	141,304	125,360	19,134
Payroll payable	209,603	176,861	26,994
Amounts due to NetEase Group	67,230	95,997	14,652
Contract liabilities	1,440,489	1,221,793	186,482
Taxes payable	54,895	30,183	4,607
Accrued liabilities and other payables	602,044	720,316	109,941
Short-term loans from NetEase Group	878,000	878,000	134,009
Total current liabilities	3,393,565	3,248,510	495,819

Non-current liabilities:
Long-term lease liabilities	79,748	74,470	11,366
Other non-current liabilities	4,043	3,689	563
Total non-current liabilities	83,791	78,159	11,929

Total liabilities	3,477,356	3,326,669	507,748

Shareholders' deficit:
Youdao's shareholders' deficit	(1,408,105)	(192,103)	(29,320)
Noncontrolling interests	997	130	20
Total shareholders' deficit	(1,407,108)	(191,973)	(29,300)

Total liabilities and shareholders' deficit	2,070,248	3,134,696	478,448

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.5518 on the last trading day of March (March 31, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	USD (1)
Net revenues:
Learning services	388,978	731,644	998,854	152,454
Learning products	53,160	237,315	201,919	30,819
Online marketing services	99,250	137,837	139,094	21,230
Total net revenues	541,388	1,106,796	1,339,867	204,503

Cost of revenues (2)	(305,663)	(581,327)	(572,415)	(87,367)
Gross profit	235,725	525,469	767,452	117,136

Operating expenses:
Sales and marketing expenses (2)	(299,159)	(804,781)	(883,872)	(134,905)
Research and development expenses (2)	(84,099)	(128,080)	(155,080)	(23,670)
General and administrative expenses (2)	(28,463)	(45,379)	(49,354)	(7,533)
Total operating expenses	(411,721)	(978,240)	(1,088,306)	(166,108)
Loss from operations	(175,996)	(452,771)	(320,854)	(48,972)

Interest income	7,885	3,673	3,074	470
Interest expense	(7,762)	(7,846)	(7,617)	(1,163)
Others, net	8,576	9,505	354	54
Loss before tax	(167,297)	(447,439)	(325,043)	(49,611)

Income tax expense	(2,185)	(495)	(1,615)	(246)
Net loss	(169,482)	(447,934)	(326,658)	(49,857)
Net loss attributable to noncontrolling interests	58	180	867	132
Net loss attributable to ordinary shareholders of the Company	(169,424)	(447,754)	(325,791)	(49,725)

Basic net loss per ADS	(1.52)	(3.93)	(2.75)	(0.42)
Diluted net loss per ADS	(1.52)	(3.93)	(2.75)	(0.42)

Shares used in computing basic net loss per ADS	111,767,756	113,898,308	118,297,304	118,297,304
Shares used in computing diluted net loss per ADS	111,767,756	113,898,308	118,297,304	118,297,304

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.5518 on the last trading day of March (March 31, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	1,168	2,016	1,881	287
Sales and marketing expenses	911	2,078	2,559	391
Research and development expenses	3,143	9,321	8,435	1,287
General and administrative expenses	2,347	1,262	5,156	787

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	USD

Net revenues
Learning services	388,978	731,644	998,854	152,454
Learning products	53,160	237,315	201,919	30,819
Online marketing services	99,250	137,837	139,094	21,230
Total net revenues	541,388	1,106,796	1,339,867	204,503

Cost of revenues
Learning services	187,233	337,033	343,179	52,379
Learning products	39,544	143,545	112,914	17,234
Online marketing services	78,886	100,749	116,322	17,754
Total cost of revenues	305,663	581,327	572,415	87,367

Gross margin
Learning services	51.9%	53.9%	65.6%	65.6%
Learning products	25.6%	39.5%	44.1%	44.1%
Online marketing services	20.5%	26.9%	16.4%	16.4%
Total gross margin	43.5%	47.5%	57.3%	57.3%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2020	2020	2021	2021
	RMB	RMB	RMB	USD

Net revenues of online courses	355,800	692,279	963,046	146,990
Add: value-added tax	21,348	63,356	45,775	6,987
Add: ending deferred revenue	549,317	1,356,041	1,155,891	176,423
Less: beginning deferred revenue	(407,861)	(992,393)	(1,356,041)	(206,972)
Non-GAAP gross billings of online courses	518,604	1,119,283	808,671	123,428

Net revenues of Youdao Premium Courses	301,525	617,706	898,920	137,202
Add: value-added tax	18,092	58,663	41,971	6,406
Add: ending deferred revenue	470,668	1,253,527	1,054,107	160,888
Less: beginning deferred revenue	(344,111)	(893,517)	(1,253,527)	(191,326)
Non-GAAP gross billings of Youdao Premium Courses	446,174	1,036,379	741,471	113,170

Net loss attributable to ordinary shareholders of the Company	(169,424)	(447,754)	(325,791)	(49,725)
Add: share-based compensation	7,569	14,677	18,031	2,752
Non-GAAP net loss attributable to ordinary shareholders of the Company	(161,855)	(433,077)	(307,760)	(46,973)

Non-GAAP basic net loss per ADS	(1.45)	(3.80)	(2.60)	(0.40)
Non-GAAP diluted net loss per ADS	(1.45)	(3.80)	(2.60)	(0.40)